UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)*

Avalo Therapeutics, Inc. (f/k/a Cerecor Inc.)
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

05338F108
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 05338F108
1	NAMES OF REPORTING PERSONS
Armistice Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 05338F108
1	NAMES OF REPORTING PERSONS
Steven Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
412,442

	8	SHARED VOTING POWER
49,000,000

	9	SOLE DISPOSITIVE POWER
412,442

	10	SHARED DISPOSITIVE POWER
49,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
412,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Amendment No. 19 to Schedule 13D

The following constitutes Amendment No. 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”).  This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”) of Avalo Therapeutics, Inc. (f/k/a Cerecor Inc.) (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 540 Gaither Road, Suite 400, Rockville, Maryland 20850.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the securities of the Issuer directly held by the Master Fund and beneficially owned by the Reporting Persons reported herein was $44,671,393.81. The shares of Common Stock held directly by Steven Boyd were received by Mr. Boyd in in-kind distributions from the Master Fund. The securities of the Issuer directly held by the Master Fund and beneficially owned by the Reporting Persons were purchased with the working capital of the Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Except as disclosed in this Schedule 13D, as amended, all securities of the Issuer reported herein were purchased in open market transactions through a broker.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On September 14, 2021, the Issuer entered into an underwriting agreement with Jefferies LLC and RBC Capital Markets, LLC as the representatives of the underwriters named therein relating to an underwritten public offering (the “Offering”) of 12,500,000 shares of the Issuer’s Common Stock at a public offering price of $2.20 per share of Common Stock.  The Offering closed on September 17, 2021, and the Reporting Persons on behalf of the Master Fund purchased 5,454,545 shares of Common Stock in the Offering for total consideration of $11,999,999.

The Reporting Persons purchased the securities of the Issuer for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Issuer’s Board of Directors (the “Board”), engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth in this Schedule 13D, as amended, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of securities of the Issuer they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 108,508,951 shares of Common Stock outstanding as of September 17, 2021, based on information in the Issuer’s Prospectus Supplement filed with the SEC on September 15, 2021.  Of the 49,000,000 shares of Common Stock beneficially owned by the Reporting Persons that are directly held by the Master Fund, 4,000,000 of such shares of Common Stock are issuable upon exercise of warrants directly held by the Master Fund and beneficially owned by the Reporting Persons.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in Schedule A hereto or elsewhere in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.  The information in Schedule A is incorporated herein by reference.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd
Title: Managing Member
Steven Boyd

/s/ Steven Boyd

SCHEDULE A
TRANSACTIONS
Except as otherwise disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons (on behalf of the Master Fund) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 2:00 p.m., New York City time, on September 17, 2021. Except as otherwise noted, all such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE / PREMIUM PER OPTION ($)
Purchase of Common Stock	08/04/2021	100,000	2.6859	(1)
Purchase of Common Stock	08/05/2021	25,000	2.7718
Purchase of Common Stock	08/06/2021	25,000	2.8252
Purchase of Common Stock	08/16/2021	30,000	2.7546	(2)
Purchase of Common Stock	08/18/2021	20,000	2.7775
Purchase of Common Stock	09/15/2021	95,455	2.2623	(3)
Purchase of Common Stock	09/16/2021	150,000	2.2797	(4)

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.6541 to $2.6997. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.7507 to $2.774. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.1461 to $2.3594. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.1874 to $2.3089. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.